Exhibit 99.63

April 29, 2022

To:	British Columbia Securities Commission
Alberta Securities Commission

Dear Sirs/Mesdames:

Re:	American Lithium Corp. (the "Company")
Notice of Change of Auditor

We have read the Notice of Change of Auditor from the Company (the "Notice"), delivered to us pursuant to Part 4.11 of National Instrument 51-102 — Continuous Disclosure Obligations.

In this regard, we confirm that we are in agreement with the statements with respect to Manning Elliott LLP as set out in the Notice, and for other statements we have no basis to agree or disagree.

Yours truly,

/s/Manning Elliott LLP

MANNING ELLIOTT LLP

Chartered Professional Accountants